UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2018

November 13, 2018

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-3110
Quarterly securities report issuing date:	November 28, 2018
Dividend payment date:	December 5, 2018
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2018

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the six months ended	million yen	%	million yen	%	million yen	%
September 30, 2018	3,375,731	10.0	885,919	2.5	650,796	3.8
September 30, 2017	3,068,191	10.4	864,020	8.7	626,940	27.8

(*)	Comprehensive income
September 30, 2018: 497,687 million yen, (42.4) % ; September 30, 2017: 863,593 million yen, - %

	Basic earnings per share	Diluted earnings per share
For the six months ended	yen	yen
September 30, 2018	49.65	49.49
September 30, 2017	47.00	46.86

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2018	306,387,635	17,575,437	5.3
March 31, 2018	306,937,415	17,295,037	5.2

(Reference) Shareholders’ equity as of      September 30, 2018: 16,286,458 million yen;      March 31, 2018: 16,024,639 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2018	—	9.00	—	10.00	19.00
ending March 31, 2019	—	11.00	——	——	——
ending March 31, 2019 (Forecast)	——	——	—	11.00	22.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: Yes

3. Earnings Target for the Fiscal Year ending March 31, 2019 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2019. (There is a change to our earnings target released on May 15, 2018.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): Yes

(C)	Changes in accounting estimates: No

(D)	Restatements: No

Note:	For more details, please see “(5) Changes in Accounting Policies” in page 8 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A)	Total stocks outstanding including treasury stocks:	September 30, 2018	13,827,607,320 shares
		March 31, 2018	13,900,028,020 shares
(B)	Treasury stocks:	September 30, 2018	745,002,026 shares
		March 31, 2018	737,138,211 shares
(C)	Average outstanding of total stocks:	Six months ended September 30, 2018	13,106,742,010 shares
		Six months ended September 30, 2017	13,339,150,519 shares

* This "Consolidated Summary Report" (Quarterly "Tanshin" ) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the "forward-looking statements"). The forward-looking statements are made based upon, among other things, the company s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States ("U.S. GAAP") in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2

(1) Consolidated Balance Sheets	2

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4

(3) Consolidated Statements of Changes in Net Assets	6

(4) Notes on Going-Concern Assumption	8

(5) Changes in Accounting Policies	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2018”

(*)

The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 13, 2018 (Tuesday)

Explanation for investors and analysts:	November 16, 2018 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Assets:
Cash and due from banks	74,713,689	74,013,732
Call loans and bills bought	482,285	301,311
Receivables under resale agreements	5,945,875	11,212,665
Receivables under securities borrowing transactions	9,266,996	3,099,563
Monetary claims bought	5,529,619	6,259,775
Trading assets	15,247,156	16,453,334
Money held in trust	943,153	944,483
Securities	59,266,170	58,766,644
Loans and bills discounted	108,090,994	108,642,700
Foreign exchanges	2,942,499	2,655,390
Other assets	12,176,023	11,607,526
Tangible fixed assets	1,369,977	1,368,836
Intangible fixed assets	1,246,676	1,243,837
Net defined benefit assets	874,106	933,043
Deferred tax assets	89,172	84,278
Customers liabilities for acceptances and guarantees	9,560,158	9,490,410
Allowance for credit losses	(807,139)	(689,898)

Total assets	306,937,415	306,387,635

Liabilities:
Deposits	177,312,310	175,979,790
Negotiable certificates of deposit	9,854,742	7,862,312
Call money and bills sold	2,461,088	2,309,072
Payables under repurchase agreements	18,088,513	25,610,723
Payables under securities lending transactions	8,156,582	1,919,493
Commercial papers	2,181,995	2,530,815
Trading liabilities	10,898,924	11,016,853
Borrowed money	16,399,502	16,281,116
Foreign exchanges	2,037,524	2,340,970
Short-term bonds payable	847,299	729,499
Bonds payable	10,706,252	11,793,429
Due to trust accounts	10,382,479	10,094,729
Other liabilities	9,270,887	9,420,548
Reserve for bonuses	86,581	66,168
Reserve for bonuses to directors	620	353
Reserve for stocks payment	11,607	10,121
Net defined benefit liabilities	59,033	58,518
Reserve for retirement benefits to directors	1,088	911
Reserve for loyalty award credits	17,836	18,794
Reserve for contingent losses	318,002	229,111
Reserves under special laws	4,319	4,266
Deferred tax liabilities	867,919	928,318
Deferred tax liabilities for land revaluation	117,104	115,866
Acceptances and guarantees	9,560,158	9,490,410

Total liabilities	289,642,377	288,812,197

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,196,803	1,145,154
Retained earnings	10,064,649	10,581,941
Treasury stock	(522,158)	(527,623)

Total shareholders equity	12,880,807	13,340,986

Net unrealized gains (losses) on available-for-sale securities	2,388,234	2,363,677
Net deferred gains (losses) on hedging instruments	59,360	(21,937)
Land revaluation excess	170,239	169,086
Foreign currency translation adjustments	499,557	364,074
Remeasurements of defined benefit plans	62,182	77,040
Debt value adjustments of foreign subsidiaries and affiliates	(35,743)	(6,468)

Total accumulated other comprehensive income	3,143,832	2,945,472

Subscription rights to shares	274	217
Non-controlling interests	1,270,123	1,288,761

Total net assets	17,295,037	17,575,437

Total liabilities and net assets	306,937,415	306,387,635

3

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Ordinary income	3,068,191	3,375,731
Interest income	1,533,164	1,805,570
Interest on loans and bills discounted	998,388	1,154,602
Interest and dividends on securities	319,026	339,225
Trust fees	58,792	63,045
Fees and commissions	744,736	743,426
Trading income	157,699	120,617
Other operating income	244,724	174,085
Other ordinary income	329,074	468,984
Ordinary expenses	2,204,170	2,489,812
Interest expenses	559,557	835,371
Interest on deposits	195,251	268,539
Fees and commissions	107,570	109,675
Trading expenses	638	827
Other operating expenses	63,224	78,351
General and administrative expenses	1,340,012	1,335,443
Other ordinary expenses	133,166	130,143

Ordinary profits	864,020	885,919

Extraordinary gains	51,400	11,564
Gains on disposition of fixed assets	2,645	9,865
Reversal of reserve for contingent liabilities from financial instruments transactions	59	53
Gains on liquidation of subsidiaries	—	1,645
Gains on exchange of shares of affiliates	48,695	—
Extraordinary losses	47,043	28,721
Losses on disposition of fixed assets	4,876	3,486
Losses on impairment of fixed assets	22,597	8,507
Losses on change in equity	19,569	15,223
Losses on sales of shares of affiliates	—	1,504

Profits before income taxes	868,377	868,761

Income taxes-current	161,188	73,606
Income taxes-deferred	29,380	91,722

Total taxes	190,568	165,328

Profits	677,809	703,432

Profits attributable to non-controlling interests	50,869	52,636

Profits attributable to owners of parent	626,940	650,796

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Profits	677,809	703,432
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	306,405	(5,335)
Net deferred gains (losses) on hedging instruments	(30,315)	(81,847)
Land revaluation excess	(6)	—
Foreign currency translation adjustments	(55,257)	(58,908)
Remeasurements of defined benefit plans	22,840	13,721
Share of other comprehensive income of associates accounted for using equity method	(57,881)	(73,375)

Total other comprehensive income	185,784	(205,745)

Comprehensive income	863,593	497,687

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	809,817	454,434
Comprehensive income attributable to non-controlling interests	53,776	43,252

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2017

	(in millions of yen)
	Shareholders equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597		125,684
Changes during the period
Cash dividends			(121,160)		(121,160)
Profits attributable to owners of parent			626,940		626,940
Repurchase of treasury stock				(100,905)	(100,905)
Disposal of treasury stock		(10)		1,901	1,891
Retirement of treasury stock		(98,952)		98,952	—
Reversal of land revaluation excess			957		957
Changes in subsidiaries equity		(16)			(16)
Net changes of items other than shareholders equity						315,808		(28,985)

Total changes during the period	—	(98,979)	506,736	(51)	407,705	315,808		(28,985)

Balance at the end of the period	2,141,513	1,313,107	9,785,282	(513,312)	12,726,591	2,500,406		96,698

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394
Changes during the period
Cash dividends								(121,160)
Profits attributable to owners of parent								626,940
Repurchase of treasury stock								(100,905)
Disposal of treasury stock								1,891
Retirement of treasury stock								—
Reversal of land revaluation excess								957
Changes in subsidiaries equity								(16)
Net changes of items other than shareholders equity	(964)	(125,152)	24,857	(3,643)	181,919	(132)	31,488	213,275

Total changes during the period	(964)	(125,152)	24,857	(3,643)	181,919	(132)	31,488	620,980

Balance at the end of the period	172,758	433,186	(40,241)	(19,507)	3,143,302	274	1,409,207	17,279,375

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2018

	(in millions of yen)
	Shareholders equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807	2,388,234		59,360

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(2,723)		(2,723)	(844)
Restated balance	2,141,513	1,196,803	10,061,926	(522,158)	12,878,084	2,387,390		59,360
Changes during the period
Cash dividends			(131,934)		(131,934)
Profits attributable to owners of parent			650,796		650,796
Repurchase of treasury stock				(60,721)	(60,721)
Disposal of treasury stock		(0)		3,730	3,730
Retirement of treasury stock		(51,526)		51,526	—
Reversal of land revaluation excess			1,153		1,153
Changes in subsidiaries equity		(122)			(122)
Net changes of items other than shareholders equity						(23,712)		(81,298)

Total changes during the period	—	(51,648)	520,015	(5,464)	462,901	(23,712)		(81,298)

Balance at the end of the period	2,141,513	1,145,154	10,581,941	(527,623)	13,340,986	2,363,677		(21,937)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates					(844)			(3,568)
Restated balance	170,239	499,557	62,182	(35,743)	3,142,987	274	1,270,123	17,291,469
Changes during the period
Cash dividends								(131,934)
Profits attributable to owners of parent								650,796
Repurchase of treasury stock								(60,721)
Disposal of treasury stock								3,730
Retirement of treasury stock								—
Reversal of land revaluation excess								1,153
Changes in subsidiaries equity								(122)
Net changes of items other than shareholders equity	(1,153)	(135,483)	14,857	29,275	(197,515)	(56)	18,638	(178,933)

Total changes during the period	(1,153)	(135,483)	14,857	29,275	(197,515)	(56)	18,638	283,967

Balance at the end of the period	169,086	364,074	77,040	(6,468)	2,945,472	217	1,288,761	17,575,437

7

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

None.

(5)	Changes in Accounting Policies

(Change in the definition of cash and cash equivalents in the consolidated statements of cash flows)

From the six months ended September 30, 2018, MUFG has changed the definition of cash and cash equivalents in the consolidated statements of cash flows to make it equivalent to “Cash and due from banks” on the consolidated balance sheet. Previously, it was defined as “Cash and due from banks” on the consolidated balance sheet excluding time deposits and negotiable certificates of deposits in other banks.

In light of the market environment where interest rates have long remained, and are expected to remain, ultra-low due to recent monetary policy, and the business environment where MUFG implements strategies to transform its business model based on the current Medium-Term Business Plan, treating such “Due from banks” as an operating asset which constitute cash flows from operating activities no longer accurately reflects MUFG’s actual cash management activities, therefore, “Due from banks”, regardless of whether it bear interest, is included in cash and cash equivalents in order to more accurately present the actual cash flows.

8

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2018

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BK and TB Combined ]*2*3*4	——	1
	[ BK Consolidated ][ BK Non-consolidated ]
	[ TB Consolidated ][ TB Non-consolidated ]

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated: Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated: Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated: Trust Accounts ]	——	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS ]*5*6	——	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	——	32

(References)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	——	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2018 (A)	September 30, 2017 (B)	(Decrease) (A) - (B)
Gross profits	1,882,598	2,008,140	(125,541)
Gross profits before credit costs for trust accounts	1,882,598	2,008,140	(125,541)
Net interest income	970,276	973,621	(3,345)
Trust fees	63,045	58,792	4,253
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	633,751	637,165	(3,414)
Net trading profits	119,790	157,061	(37,271)
Net other operating profits	95,734	181,499	(85,764)
Net gains (losses) on debt securities	(1,627)	84,759	(86,387)
General and administrative expenses	1,314,457	1,307,356	7,100
Amortization of goodwill	8,595	8,519	76
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	576,736	709,303	(132,566)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	568,141	700,783	(132,642)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	568,141	700,783	(132,642)
Net non-recurring gains (losses)	317,777	163,236	154,541
Credit costs (3)	(46,995)	(88,757)	41,761
Losses on loan write-offs	(59,883)	(62,965)	3,082
Provision for specific allowance for credit losses	—	—	—
Other credit costs	12,887	(25,791)	38,679
Reversal of allowance for credit losses (4)	77,602	53,575	24,026
Reversal of reserve for contingent losses included in credit costs (5)	56,412	—	56,412
Gains on loans written-off (6)	30,949	38,291	(7,341)
Net gains (losses) on equity securities	85,149	55,015	30,134
Gains on sales of equity securities	94,890	65,790	29,099
Losses on sales of equity securities	(8,254)	(9,681)	1,426
Losses on write-down of equity securities	(1,486)	(1,094)	(392)
Equity in earnings of equity method investees	163,778	135,674	28,103
Other non-recurring gains (losses)	(49,118)	(30,563)	(18,555)

Ordinary profits	885,919	864,020	21,898

Net extraordinary gains (losses)	(17,157)	4,357	(21,515)
Losses on impairment of fixed assets	(8,507)	(22,597)	14,089
Losses on change in equity	(15,223)	(19,569)	4,346
Gains on exchange of shares of affiliates	—	48,695	(48,695)
Profits before income taxes	868,761	868,377	383
Income taxes-current	73,606	161,188	(87,581)
Income taxes-deferred	91,722	29,380	62,341
Total taxes	165,328	190,568	(25,239)
Profits	703,432	677,809	25,623
Profits attributable to non-controlling interests	52,636	50,869	1,766

Profits attributable to owners of parent	650,796	626,940	23,856

Note:

* Netoperating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	117,968	3,109	114,858

Number of consolidated subsidiaries	215	208	7
Number of affiliated companies accounted for under the equity method	59	55	4

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2018 (A)	September 30, 2017 (B)	(Decrease) (A) - (B)
Gross profits	1,015,325	1,109,563	(94,237)
Gross profits before credit costs for trust accounts	1,015,325	1,109,563	(94,237)
Domestic gross profits	680,983	645,251	35,732
Net interest income	444,609	340,632	103,976
Trust fees	49,912	45,789	4,122
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	161,085	172,828	(11,742)
Net trading profits	(1,440)	(4,375)	2,934
Net other operating profits	26,816	90,375	(63,558)
Net gains (losses) on debt securities	16,791	77,883	(61,092)
Non-domestic gross profits	334,341	464,311	(129,969)
Net interest income	214,547	251,751	(37,204)
Net fees and commissions	90,425	99,522	(9,096)
Net trading profits	11,318	48,058	(36,739)
Net other operating profits	18,050	64,979	(46,928)
Net gains (losses) on debt securities	(17,597)	7,598	(25,196)
General and administrative expenses	661,997	667,278	(5,281)
Personnel expenses	230,964	241,786	(10,822)
Non-personnel expenses	389,024	390,000	(976)
Taxes	42,008	35,491	6,516
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	353,328	442,284	(88,955)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	353,328	442,284	(88,955)
Net non-recurring gains (losses)	230,194	91,217	138,977
Credit costs (3)	4,982	(39,689)	44,672
Losses on loan write-offs	(7,874)	(13,652)	5,777
Provision for specific allowance for credit losses	—	—	—
Other credit costs	12,857	(26,036)	38,894
Reversal of allowance for credit losses (4)	105,165	90,732	14,432
Reversal of reserve for contingent losses included in credit costs (5)	56,554	—	56,554
Gains on loans written-off (6)	6,783	13,708	(6,925)
Net gains (losses) on equity securities	81,338	50,638	30,700
Gains on sales of equity securities	91,543	61,704	29,838
Losses on sales of equity securities	(8,544)	(10,635)	2,090
Losses on write-down of equity securities	(1,660)	(431)	(1,229)
Other non-recurring gains (losses)	(24,630)	(24,173)	(457)

Ordinary profits	583,522	533,501	50,021

Net extraordinary gains (losses)	22,142	38,792	(16,650)
Net gains (losses) on disposition of fixed assets	5,472	(2,861)	8,334
Losses on impairment of fixed assets	(8,225)	(11,157)	2,931
Gain on sales of equity securities of subsidiaries	15,400	—	15,400
Gain on exchange of shares of affiliates	—	52,811	(52,811)
Income before income taxes	605,665	572,294	33,371
Income taxes-current	35,770	136,554	(100,783)
Income taxes-deferred	75,415	15,379	60,035
Total taxes	111,185	151,933	(40,747)

Net income	494,479	420,360	74,119

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	173,486	64,752	108,734

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2018 (A)	September 30, 2017 (B)
Gross profits	1,238,028	1,361,131	(123,103)
Net interest income	800,182	808,891	(8,709)
Trust fees	6,580	6,625	(45)
Net fees and commissions	338,312	338,395	(82)
Net trading profits	34,950	37,207	(2,257)
Net other operating profits	58,003	170,011	(112,008)
Net gains (losses) on debt securities	796	73,919	(73,122)
General and administrative expenses	902,523	885,653	16,869
Amortization of goodwill	8,054	7,839	214
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	343,559	483,317	(139,758)
Net operating profits before provision for general allowance for credit losses	335,504	475,477	(139,972)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	335,504	475,477	(139,972)
Net non-recurring gains (losses)	207,495	73,735	133,760
Credit costs (2)	(7,756)	(45,897)	38,140
Losses on loan write-offs	(20,644)	(27,712)	7,068
Provision for specific allowance for credit losses	—	—	—
Other credit costs	12,887	(18,184)	31,071
Reversal of allowance for credit losses (3)	91,374	57,887	33,487
Reversal of reserve for contingent losses included in credit costs (4)	56,554	—	56,554
Gains on loans written-off (5)	20,638	28,003	(7,365)
Net gains (losses) on equity securities	76,841	40,169	36,671
Gains on sales of equity securities	86,747	50,322	36,425
Losses on sales of equity securities	(8,700)	(9,311)	611
Losses on write-down of equity securities	(1,206)	(841)	(364)
Equity in earnings of equity method investees	9,046	18,251	(9,204)
Other non-recurring gains (losses)	(39,202)	(24,678)	(14,523)

Ordinary profits	543,000	549,213	(6,212)

Net extraordinary gains (losses)	(7,347)	(9,635)	2,288
Net gains (losses) on disposition of fixed assets	(491)	(1,538)	1,046
Losses on impairment of fixed assets	(7,418)	(8,097)	678
Profits before income taxes	535,653	539,577	(3,924)
Income taxes-current	56,586	104,508	(47,922)
Income taxes-deferred	55,243	38,356	16,887
Total taxes	111,830	142,865	(31,035)
Profits	423,823	396,712	27,110
Profits attributable to non-controlling interests	21,046	20,689	356

Profits attributable to owners of parent	402,776	376,022	26,754

Note:

* Netoperating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	160,810	39,993	120,817

Number of consolidated subsidiaries	126	125	1
Number of affiliated companies accounted for under the equity method	48	48	—

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)

	For the six months ended		Increase (Decrease) (A) - (B)

	September 30, 2018 (A)	September 30, 2017 (B)

Gross profits	843,834	905,893	(62,058)
Domestic gross profits	546,088	509,406	36,682
Net interest income	405,072	294,140	110,931
Net fees and commissions	120,424	122,763	(2,339)
Net trading profits	(773)	(1,096)	322
Net other operating profits	21,366	93,599	(72,232)
Net gains (losses) on debt securities	13,331	74,344	(61,013)
Non-domestic gross profits	297,745	396,486	(98,741)
Net interest income	172,626	206,995	(34,368)
Net fees and commissions	89,660	96,364	(6,703)
Net trading profits	11,427	34,412	(22,984)
Net other operating profits	24,029	58,714	(34,684)
Net gains (losses) on debt securities	(12,376)	626	(13,002)
General and administrative expenses	570,408	567,964	2,443
Personnel expenses	200,395	205,323	(4,927)
Non-personnel expenses	333,379	333,478	(99)
Amortization of goodwill	182	183	(0)
Taxes	36,632	29,162	7,470
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	273,608	338,111	(64,503)
Net operating profits before provision for general allowance for credit losses	273,426	337,928	(64,502)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	273,426	337,928	(64,502)
Net non-recurring gains (losses)	229,007	73,890	155,116
Credit costs (2)	5,804	(31,980)	37,784
Reversal of allowance for credit losses (3)	102,335	77,697	24,637
Reversal of reserve for contingent losses included in credit costs (4)	56,554	—	56,554
Gains on loans written-off (5)	6,777	13,203	(6,425)
Net gains (losses) on equity securities	74,724	38,837	35,887
Gains on sales of equity securities	84,420	48,044	36,375
Losses on sales of equity securities	(8,185)	(8,989)	804
Losses on write-down of equity securities	(1,510)	(217)	(1,293)
Other non-recurring gains (losses)	(17,189)	(23,867)	6,677

Ordinary profits	502,433	411,819	90,614

Net extraordinary gains (losses)	7,939	(10,232)	18,171
Net gains (losses) on disposition of fixed assets	(1,428)	(2,433)	1,005
Losses on impairment of fixed assets	(7,154)	(7,798)	644
Gain on sales of equity securities of subsidiaries	15,400	—	15,400
Income before income taxes	510,372	401,586	108,786
Income taxes-current	29,669	94,380	(64,711)
Income taxes-deferred	57,303	12,941	44,361
Total taxes	86,972	107,322	(20,349)

Net income	423,400	294,264	129,135

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	171,472	58,920	112,551
Provision for general allowance for credit losses	145,796	88,698	57,098
Provision for special allowance for credit losses	(43,406)	(10,693)	(32,712)
Allowance for credit to specific foreign borrowers	(55)	(306)	251
Losses on loans write-off	(7,285)	(13,641)	6,355
Provision for contingent losses included in credit costs	56,554	(11,961)	68,516
Gains on loans written-off	6,777	13,203	(6,425)
Losses on sales of other loans, etc.	13,090	(6,377)	19,468

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2018 (A)	September 30, 2017 (B)
Gross profits	224,070	249,151	(25,081)
Gross profits before credit costs for trust accounts	224,070	249,151	(25,081)
Trust fees	56,612	52,269	4,342
Trust fees before credit costs for trust accounts	56,612	52,269	4,342
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,009	6,284	724
Other trust fees	49,603	45,985	3,618
Credit costs for trust accounts (1)	—	—	—
Net interest income	74,910	73,392	1,517
Net fees and commissions	87,051	104,437	(17,386)
Net trading profits	699	12,972	(12,272)
Net other operating profits	4,797	6,079	(1,282)
Net gains (losses) on debt securities	(1,822)	10,511	(12,334)
General and administrative expenses	134,591	147,030	(12,439)
Amortization of goodwill	539	677	(138)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	90,019	102,799	(12,780)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	89,479	102,121	(12,641)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	89,479	102,121	(12,641)
Net non-recurring gains (losses)	607	18,639	(18,031)
Credit costs (3)	(612)	(7,755)	7,143
Losses on loan write-offs	(612)	(49)	(563)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(7,706)	7,706
Reversal of allowance for credit losses (4)	2,714	13,049	(10,334)
Reversal of reserve for contingent losses included in credit costs (5)	1	—	1
Gains on loans written-off (6)	19	526	(507)
Net gains (losses) on equity securities	6,617	11,800	(5,182)
Gains on sales of equity securities	7,122	13,660	(6,537)
Losses on sales of equity securities	(358)	(1,645)	1,286
Losses on write-down of equity securities	(145)	(214)	68
Profits (losses) from investments in affiliates	923	3,444	(2,521)
Other non-recurring gains (losses)	(9,056)	(2,426)	(6,630)

Ordinary profits	90,087	120,760	(30,673)

Net extraordinary gains (losses)	13,148	33,776	(20,627)
Net gains (losses) on disposition of fixed assets	6,892	(436)	7,328
Losses on impairment of fixed assets	(1,072)	(14,483)	13,411
Gains on exchange of shares of affiliates	—	48,695	(48,695)
Profits before income taxes	103,235	154,536	(51,300)
Income taxes-current	10,676	47,228	(36,552)
Income taxes-deferred	18,502	970	17,531
Total taxes	29,178	48,199	(19,020)
Profits	74,056	106,337	(32,280)
Profits attributable to non-controlling interests	2,021	4,960	(2,938)

Profits attributable to owners of parent	72,034	101,376	(29,341)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	2,122	5,819	(3,697)

Number of consolidated subsidiaries	55	49	6
Number of affiliated companies accounted for under the equity method	7	8	(1)

TB Consolidated(combined operating results of TB and transferred entities to Intermediate Holding Company in the United States) In July 2016 and July 2017, to comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	90,768	102,156	(11,387)
Profits attributable to owners of parent	72,931	101,397	(28,466)
Number of the entities transferred to IHC	3	3	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)

	For the six months ended		Increase (Decrease) (A) - (B)

	September 30, 2018 (A)	September 30, 2017 (B)

Gross profits	171,491	203,670	(32,178)
Gross profits before credit costs for trust accounts	171,491	203,670	(32,178)
Domestic gross profits	134,895	135,844	(949)
Trust fees	49,912	45,789	4,122
Trust fees before credit costs for trust accounts	49,912	45,789	4,122
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,009	6,284	724
Other trust fees	42,902	39,505	3,397
Credit costs for trust accounts (1)	—	—	—
Net interest income	39,537	46,492	(6,955)
Net fees and commissions	40,661	50,064	(9,403)
Net trading profits	(666)	(3,278)	2,611
Net other operating profits	5,450	(3,223)	8,674
Net gains (losses) on debt securities	3,460	3,539	(78)
Non-domestic gross profits	36,596	67,825	(31,228)
Net interest income	41,920	44,755	(2,835)
Net fees and commissions	764	3,158	(2,393)
Net trading profits	(109)	13,645	(13,755)
Net other operating profits	(5,979)	6,264	(12,244)
Net gains (losses) on debt securities	(5,220)	6,972	(12,193)
General and administrative expenses	91,589	99,314	(7,725)
Personnel expenses	30,568	36,463	(5,894)
Non-personnel expenses	55,645	56,522	(877)
Taxes	5,375	6,328	(953)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	79,902	104,355	(24,453)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	79,902	104,355	(24,453)
Net non-recurring gains (losses)	1,187	17,326	(16,139)
Credit costs (3)	(821)	(7,708)	6,887
Reversal of allowance for credit losses (4)	2,830	13,035	(10,205)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	5	505	(499)
Net gains (losses) on equity securities	6,613	11,800	(5,186)
Gains on sales of equity securities	7,122	13,660	(6,537)
Losses on sales of equity securities	(358)	(1,645)	1,286
Losses on write-down of equity securities	(150)	(214)	64
Other non-recurring gains (losses)	(7,440)	(305)	(7,134)

Ordinary profits	81,089	121,682	(40,592)

Net extraordinary gains (losses)	14,203	49,025	(34,822)
Net gains (losses) on disposition of fixed assets	6,901	(428)	7,329
Losses on impairment of fixed assets	(1,070)	(3,358)	2,287
Gains on exchange of shares of affiliates	—	52,811	(52,811)
Income before income taxes	95,292	170,707	(75,415)
Income taxes-current	6,100	42,173	(36,072)
Income taxes-deferred	18,112	2,437	15,674
Total taxes	24,213	44,611	(20,398)

Net income	71,079	126,096	(55,016)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	2,014	5,832	(3,817)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	2,821	16,708	(13,887)
Provision for special allowance for credit losses	9	(3,673)	3,682
Allowance for credit to specific foreign borrowers	—	0	(0)
Losses on loans write-offs	(589)	(11)	(577)
Provision for contingent losses included in credit costs	(232)	(7,697)	7,464
Gains on loans written-off	5	505	(499)
Losses on sales of other loans, etc.	—	—	—

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2018 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2017 (B)
Total average interest rate on interest-earning assets (a)	0.69	0.15	0.54
Average interest rate on loans and bills discounted (b)	0.81	(0.07)	0.88
Average interest rate on securities	1.43	0.71	0.71
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.52	(0.03)	0.56
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.20	0.00	0.19
Overall interest rate spread (a)-(c)	0.17	0.19	(0.01)
Interest rate spread (b)-(d)	0.81	(0.06)	0.88

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.85	(0.09)	0.95
Interest rate spread (e)-(d)	0.84	(0.09)	0.94

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2018 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2017 (B)
Total average interest rate on interest-earning assets (a)	0.60	0.05	0.54
Average interest rate on loans and bills discounted (b)	0.40	(0.06)	0.46
Average interest rate on securities	1.79	0.60	1.19
Total average interest rate on interest-bearing liabilities (c)	0.12	0.03	0.09
Average interest rate on deposits and NCD (d)	0.04	(0.02)	0.07
Overall interest rate spread (a)-(c)	0.47	0.02	0.45
Interest rate spread (b)-(d)	0.35	(0.03)	0.39

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.61	0.10	0.50
Interest rate spread (e)-(d)	0.56	0.13	0.43

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2018 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2017 (B)
Average interest rate on loans and bills discounted (a)	0.78	(0.02)	0.81
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.01
Interest rate spread (a)-(b)	0.77	(0.02)	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.83	(0.03)	0.87
Interest rate spread (c)-(b)	0.82	(0.02)	0.85

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	518.8	4,995.0	13,984.3	19,498.3
Receive-floater/pay-fix	317.0	6,361.0	2,266.5	8,944.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	835.8	11,356.0	16,250.9	28,442.8

BK Consolidated
	(in billions of yen)
	As of September 30, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	432.1	4,298.8	13,890.7	18,621.7
Receive-floater/pay-fix	20.1	4,572.8	754.1	5,347.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	452.2	8,871.7	14,644.8	23,968.8

TB Consolidated
	(in billions of yen)
	As of September 30, 2018
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	86.7	696.1	93.6	876.5
Receive-floater/pay-fix	297.1	1,743.0	1,499.0	3,539.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	383.8	2,439.2	1,592.6	4,415.7

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	4,196,473	10,550	45,427	34,876	3,593,058	37,990	55,058	17,068
Domestic bonds	1,100,764	33,485	33,485	—	1,100,828	40,211	40,211	—
Government bonds	1,100,764	33,485	33,485	—	1,100,828	40,211	40,211	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,095,708	(22,935)	11,941	34,876	2,492,230	(2,221)	14,847	17,068
Foreign bonds	1,220,208	(29,612)	2,307	31,920	1,120,883	(9,438)	6,408	15,846
Other	1,875,499	6,677	9,634	2,956	1,371,346	7,216	8,438	1,222

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	54,472,908	3,565,501	4,088,560	523,059	55,397,324	3,517,412	3,922,054	404,642
Domestic equity securities	5,779,091	3,497,895	3,534,048	36,152	5,541,043	3,220,193	3,258,960	38,767
Domestic bonds	25,507,851	230,339	251,928	21,589	26,980,627	305,519	313,043	7,524
Government bonds	20,584,281	199,755	209,910	10,154	22,450,541	259,042	261,077	2,035
Municipal bonds	1,776,266	(759)	5,324	6,084	1,536,392	5,284	7,804	2,520
Corporate bonds	3,147,302	31,343	36,693	5,349	2,993,693	41,192	44,161	2,969
Other	23,185,965	(162,733)	302,583	465,317	22,875,652	(8,300)	350,049	358,350
Foreign equity securities	156,817	1,434	26,751	25,316	334,540	35,975	78,677	42,702
Foreign bonds	17,003,524	(275,723)	63,651	339,374	17,448,342	(139,099)	120,866	259,965
Other	6,025,623	111,554	212,180	100,625	5,092,769	94,823	150,505	55,682

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,057,366	35,455	37,941	2,485	1,909,933	44,573	45,248	674
Stocks of subsidiaries and affiliates	1,199,201	19,045	121,039	101,993	932,607	105,350	120,348	14,998

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	38,228,303	2,875,286	3,110,622	235,335	38,764,391	2,757,167	2,981,731	224,564
Domestic equity securities	4,689,019	2,743,574	2,779,955	36,380	4,497,191	2,517,171	2,557,190	40,019
Domestic bonds	22,622,956	217,065	232,527	15,461	23,610,239	273,943	279,894	5,950
Other	10,916,327	(85,353)	98,139	183,492	10,656,960	(33,947)	144,646	178,593
Foreign equity securities	60,925	19,488	20,148	660	229,935	40,051	71,789	31,737
Foreign bonds	7,536,388	(106,356)	21,490	127,847	7,663,006	(56,832)	46,299	103,132
Other	3,319,012	1,514	56,500	54,985	2,764,018	(17,166)	26,557	43,723
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	7,199,201	8,722,719	5,644,573	2,157,226	10,173,197	6,604,091	5,849,537	2,084,241
Government bonds	7,074,473	7,609,653	3,149,103	1,086,330	9,999,700	5,681,642	3,619,368	1,069,042
Municipal bonds	14,979	263,053	1,498,083	120	44,986	199,081	1,292,113	161
Corporate bonds	109,747	850,012	997,387	1,070,776	128,510	723,367	938,056	1,015,036
Other	1,665,603	1,757,719	1,896,682	4,623,993	1,927,595	2,038,470	2,361,263	3,264,675
Foreign bonds	1,490,527	889,654	1,427,848	3,706,528	1,577,259	1,390,215	1,878,365	2,793,885
Other	175,075	868,065	468,833	917,464	350,335	648,255	482,898	470,789

Total	8,864,804	10,480,439	7,541,256	6,781,219	12,100,792	8,642,562	8,210,801	5,348,916

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	769,327	4,286	4,757	471	494,365	2,702	3,250	547
Stocks of subsidiaries and affiliates	57,653	2,043	2,043	—	7,190	413	413	—

	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	12,492,480	714,010	908,105	194,094	12,874,815	745,891	861,604	115,712
Domestic equity securities	1,143,831	696,996	701,675	4,679	1,093,627	640,863	645,330	4,467
Domestic bonds	2,975,415	12,330	18,580	6,249	3,471,719	30,690	32,391	1,701
Other	8,373,233	4,683	187,849	183,166	8,309,468	74,338	183,881	109,542
Foreign equity securities	77,243	(25,263)	45	25,308	91,065	(11,387)	46	11,433
Foreign bonds	6,668,936	(68,208)	44,771	112,979	7,025,849	(12,310)	75,228	87,539
Other	1,627,053	98,154	143,032	44,878	1,192,552	98,036	108,606	10,569

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2018				As of March 31, 2018
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,072,372	1,450,243	60,642	392,156	877,274	2,147,968	55,628	390,848
Government bonds	1,058,735	1,404,424	9,990	372,777	862,310	2,040,446	10,058	360,074
Municipal bonds	—	—	16	13	17	—	13	18
Corporate bonds	13,637	45,819	50,635	19,366	14,946	107,522	45,556	30,755
Other	762,628	2,242,979	2,377,711	2,775,292	697,169	2,241,610	2,707,396	2,496,534
Foreign bonds	663,349	1,836,543	2,197,986	2,735,925	677,858	1,837,867	2,507,902	2,493,315
Other	99,278	406,436	179,724	39,366	19,310	403,743	199,493	3,219

Total	1,835,000	3,693,223	2,438,354	3,167,449	1,574,444	4,389,579	2,763,024	2,887,383

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2018 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2017 (B)
ROE	9.61	(0.02)	9.63

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
(1) Total capital ratio (4)/(7)	15.82%	(0.73)%	16.56%
(2) Tier 1 capital ratio (5)/(7)	13.67%	(0.64)%	14.32%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.02%	(0.56)%	12.58%
(4) Total capital	19,011.2	215.7	18,795.4
(5) Tier 1 capital	16,427.0	175.3	16,251.7
(6) Common Equity Tier 1 capital	14,446.1	161.2	14,284.9
(7) Risk weighted assets	120,127.1	6,663.5	113,463.6
(8) Required Capital (7)×8%	9,610.1	533.0	9,077.0

BK Consolidated

	(in billions of yen)
	As of September 30, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
(1) Total capital ratio (4)/(7)	14.04%	(1.85)%	15.90%
(2) Tier 1 capital ratio (5)/(7)	12.01%	(1.58)%	13.59%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.50%	(1.35)%	11.85%
(4) Total capital	14,692.5	222.2	14,470.2
(5) Tier 1 capital	12,573.1	199.1	12,374.0
(6) Common Equity Tier 1 capital	10,986.8	198.4	10,788.3
(7) Risk weighted assets	104,635.8	13,628.7	91,007.1
(8) Required Capital (7)×8%	8,370.8	1,090.3	7,280.5

TB Consolidated

	(in billions of yen)
	As of September 30, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
(1) Total capital ratio (4)/(7)	24.44%	4.41%	20.03%
(2) Tier 1 capital ratio (5)/(7)	21.55%	3.87%	17.67%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.89%	3.67%	16.21%
(4) Total capital	2,576.8	31.2	2,545.6
(5) Tier 1 capital	2,271.9	26.0	2,245.8
(6) Common Equity Tier 1 capital	2,096.5	36.4	2,060.1
(7) Risk weighted assets	10,540.3	(2,164.9)	12,705.2
(8) Required Capital (7)×8%	843.2	(173.1)	1,016.4

BK Non-consolidated

	(in billions of yen)
	As of September 30, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
(1) Total capital ratio (4)/(7)	15.08%	(1.81)%	16.90%
(2) Tier 1 capital ratio (5)/(7)	12.99%	(1.52)%	14.51%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.28%	(1.25)%	12.54%
(4) Total capital	13,653.5	442.2	13,211.3
(5) Tier 1 capital	11,759.7	415.6	11,344.0
(6) Common Equity Tier 1 capital	10,218.1	415.6	9,802.4
(7) Risk weighted assets	90,514.7	12,359.0	78,155.7
(8) Required Capital (7)×8%	7,241.1	988.7	6,252.4

TB Non-consolidated

	(in billions of yen)
	As of September 30, 2018 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
(1) Total capital ratio (4)/(7)	24.77%	4.88%	19.88%
(2) Tier 1 capital ratio (5)/(7)	21.83%	4.27%	17.55%
(3) Common Equity Tier 1 capital ratio (6)/(7)	20.14%	3.96%	16.18%
(4) Total capital	2,566.4	37.1	2,529.3
(5) Tier 1 capital	2,261.8	29.1	2,232.7
(6) Common Equity Tier 1 capital	2,086.8	29.1	2,057.7
(7) Risk weighted assets	10,359.4	(2,357.1)	12,716.6
(8) Required Capital (7)×8%	828.7	(188.5)	1,017.3

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2018 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	35,095	0.03%	50,351	0.04%	(15,256)	(0.01)%
Non-accrual delinquent loans	581,521	0.53%	614,955	0.56%	(33,433)	(0.03)%
Accruing loans contractually past due 3 months or more	17,619	0.01%	29,193	0.02%	(11,573)	(0.01)%
Restructured loans	337,569	0.31%	577,277	0.53%	(239,707)	(0.22)%

Total risk monitored loans	971,805	0.89%	1,271,777	1.17%	(299,971)	(0.28)%

Total loans and bills discounted	108,642,700	——	108,090,994	——	551,706	——

Written-off	324,640	——	361,108	——	(36,467)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2018 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	689,898	70.99%	807,139	63.46%	(117,240)	7.52%
General allowance for credit losses	439,513	——	596,523	——	(157,010)	——
Specific allowance for credit losses	249,773	——	210,058	——	39,715	——
Allowance for credit to specific foreign borrowers	611	——	556	——	55	——
(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	620,549	887,090	(266,540)
Overseas	351,256	384,687	(33,430)
Asia	149,185	155,810	(6,624)
Indonesia	6,290	8,678	(2,387)
Singapore	10,119	14,380	(4,260)
Thailand	121,424	125,943	(4,519)
Hong Kong	784	706	77
Other	10,566	6,102	4,464
Americas	138,497	157,565	(19,068)
Europe, Middle East and Other	63,573	71,311	(7,738)

Total	971,805	1,271,777	(299,971)

Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	620,549	887,090	(266,540)
Manufacturing	91,884	329,574	(237,690)
Construction	10,968	12,680	(1,712)
Wholesale and retail	112,477	114,646	(2,169)
Finance and insurance	1,663	997	666
Real estate, goods rental and leasing	42,160	49,909	(7,748)
Services	39,722	42,988	(3,265)
Other industries	25,002	25,666	(664)
Consumer	296,669	310,626	(13,957)
Overseas	351,256	384,687	(33,430)
Financial institutions	963	3,765	(2,802)
Commercial and industrial	266,011	299,559	(33,548)
Other	84,281	81,362	2,919

Total	971,805	1,271,777	(299,971)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2018 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	24,701	0.02%	41,846	0.05%	(17,144)	(0.02)%
Non-accrual delinquent loans	333,955	0.37%	356,775	0.45%	(22,819)	(0.07)%
Accruing loans contractually past due 3 months or more	11,006	0.01%	23,616	0.02%	(12,609)	(0.01)%
Restructured loans	182,825	0.20%	411,324	0.51%	(228,499)	(0.31)%

Total risk monitored loans	552,490	0.61%	833,563	1.05%	(281,073)	(0.43)%

Total loans and bills discounted	89,146,823	——	79,213,244	——	9,933,578	——

Written-off	268,284	——	294,955	——	(26,670)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2018 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	331,453	59.99%	418,248	50.17%	(86,795)	9.81%
General allowance for credit losses	188,251	——	313,783	——	(125,532)	——
Specific allowance for credit losses	142,590	——	103,908	——	38,682	——
Allowance for credit to specific foreign borrowers	611	——	556	——	55	——

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	428,382	675,362	(246,980)
Overseas	124,107	158,200	(34,093)
Asia	21,866	22,849	(982)
Indonesia	—	1,790	(1,790)
Singapore	10,119	14,380	(4,260)
Thailand	525	—	525
Hong Kong	784	706	77
Other	10,437	5,972	4,464
Americas	55,180	64,039	(8,859)
Europe, Middle East and Other	47,060	71,311	(24,250)

Total	552,490	833,563	(281,073)

Classified by Industry
	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	428,382	675,362	(246,980)
Manufacturing	91,866	306,658	(214,792)
Construction	10,951	12,073	(1,121)
Wholesale and retail	112,339	114,403	(2,063)
Finance and insurance	1,660	993	666
Real estate	35,743	43,022	(7,278)
Goods rental and leasing	2,058	1,970	88
Services	39,710	42,747	(3,036)
Other industries	24,996	25,661	(665)
Consumer	109,055	127,833	(18,777)
Overseas	124,107	158,200	(34,093)
Financial institutions	567	3,681	(3,114)
Commercial and industrial	117,716	154,425	(36,708)
Other	5,823	93	5,729

Total	552,490	833,563	(281,073)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2018 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	58	0.00%	462	0.00%	(404)	(0.00)%
Non-accrual delinquent loans	4,475	0.09%	6,457	0.04%	(1,981)	0.04%
Accruing loans contractually past due 3 months or more	315	0.00%	308	0.00%	7	0.00%
Restructured loans	3,374	0.06%	27,352	0.18%	(23,978)	(0.11)%

Total risk monitored loans	8,224	0.16%	34,582	0.23%	(26,357)	(0.06)%

Total loans and bills discounted	4,844,795	——	14,514,713	——	(9,669,917)	——

Written-off	592	——	7,383	——	(6,791)	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2018 (A)	% to total risk monitored loans	As of March 31, 2018 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	2,387	29.03%	33,138	95.82%	(30,750)	(66.79)%
General allowance for credit losses	1,805	——	32,378	——	(30,572)	——
Specific allowance for credit losses	582	——	759	——	(177)	——
Allowance for credit to specific foreign borrowers	—	——	0	——	(0)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	8,224	34,071	(25,846)
Overseas	—	510	(510)
Asia	—	510	(510)
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	510	(510)
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	8,224	34,582	(26,357)

Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	8,224	34,071	(25,846)
Manufacturing	—	22,898	(22,898)
Construction	—	591	(591)
Wholesale and retail	—	100	(100)
Finance and insurance	—	—	—
Real estate	4,332	4,890	(558)
Goods rental and leasing	—	—	—
Services	—	228	(228)
Other industries	—	—	—
Consumer	3,892	5,363	(1,470)
Overseas	—	510	(510)
Financial institutions	—	—	—
Commercial and industrial	—	510	(510)
Other	—	—	—

Total	8,224	34,582	(26,357)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2018 (A)	% to total loans and bills discounted	As of March 31, 2018 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	3	0.02%	(3)	(0.02)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	—	0.00%
Accruing loans contractually past due 3 months or more	14	0.09%	8	0.05%	6	0.04%
Restructured loans	176	1.17%	220	1.36%	(43)	(0.18)%

Total risk monitored loans	191	1.26%	232	1.43%	(40)	(0.16)%

Total loans and bills discounted	15,093	——	16,186	——	(1,093)	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	45	48	(3)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	191	232	(40)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	175	183	(8)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	16	48	(31)

Total	191	232	(40)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	98,916	118,812	(19,895)
Doubtful	353,321	344,145	9,176
Special Attention	197,645	462,747	(265,101)
Non Performing Loans (1)	649,884	925,704	(275,820)

Normal	103,718,319	103,740,073	(21,754)

Total	104,368,203	104,665,778	(297,575)

Non Performing Loans / Total	0.62%	0.88%	(0.26)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	540,720	749,950	(209,229)
Allowance for credit losses	197,321	280,523	(83,202)
Collateral, guarantees, etc.	343,399	469,426	(126,027)

Coverage ratio (2) / (1)	83.20%	81.01%	2.18%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	98,916		5,626		93,290		——	100.00%
	[118,812	]	[ 7,956	]	[110,856	]		[100.00	%]
Doubtful	353,321		136,000		156,335		——	82.73%
	[344,145	]	[95,621	]	[173,843	]		[78.29	%]
Special Attention	197,645		55,694		93,773		——	75.62%
	[462,747	]	[176,945	]	[184,727	]		[78.15	%]
Total	649,884		197,321		343,399		——	83.20%
	[925,704	]	[280,523	]	[469,426	]		[81.01	%]

Note: The upper figures are as of September 30, 2018. The lower figures with brackets are as of March 31, 2018.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	520,476	716,305	(195,829)
Manufacturing	92,491	329,923	(237,432)
Construction	10,982	12,755	(1,773)
Wholesale and retail	114,926	117,615	(2,688)
Finance and insurance	2,074	1,448	625
Real estate	40,421	48,271	(7,849)
Goods rental and leasing	2,058	1,970	88
Services	118,130	43,501	74,628
Other industries	26,214	27,318	(1,104)
Consumer	113,176	133,500	(20,323)
Overseas	129,408	209,398	(79,990)
Financial institutions	760	3,862	(3,101)
Commercial and industrial	122,824	205,442	(82,618)
Other	5,823	93	5,729

Total	649,884	925,704	(275,820)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	98,109	117,413	(19,303)
Doubtful	349,432	338,442	10,990
Special Attention	193,832	434,940	(241,108)
Non Performing Loans (1)	641,373	890,796	(249,422)

Normal	98,757,906	88,874,301	9,883,604

Total	99,399,280	89,765,097	9,634,182

Non Performing Loans / Total	0.64%	0.99%	(0.34)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	532,837	718,588	(185,751)
Allowance for credit losses	197,033	267,342	(70,309)
Collateral, guarantees, etc.	335,804	451,245	(115,441)

Coverage ratio (2) / (1)	83.07%	80.66%	2.40%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	98,109		5,541		92,567		100.00%		100.00%
	[117,413	]	[ 7,871	]	[109,542	]	[100.00	%]	[100.00	%]
Doubtful	349,432		135,956		152,632		69.08%		82.58%
	[338,442	]	[95,405	]	[168,699	]	[56.20	%]	[78.03	%]
Special Attention	193,832		55,535		90,603		53.79%		75.39%
	[434,940	]	[164,066	]	[173,004	]	[62.63	%]	[77.49	%]
Total	641,373		197,033		335,804		64.48%		83.07%
	[890,796	]	[267,342	]	[451,245	]	[60.82	%]	[80.66	%]

Note:	The upper figures are as of September 30, 2018. The lower figures with brackets are as of March 31, 2018.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	511,965	681,908	(169,942)
Manufacturing	92,491	307,025	(214,534)
Construction	10,982	12,164	(1,182)
Wholesale and retail	114,926	117,515	(2,588)
Finance and insurance	2,074	1,448	625
Real estate	35,914	43,196	(7,282)
Goods rental and leasing	2,058	1,970	88
Services	118,130	43,273	74,856
Other industries	26,214	27,318	(1,104)
Consumer	109,173	127,994	(18,821)
Overseas	129,408	208,888	(79,479)
Financial institutions	760	3,862	(3,101)
Commercial and industrial	122,824	204,932	(82,107)
Other	5,823	93	5,729

Total	641,373	890,796	(249,422)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)     Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	807	1,395	(587)
Doubtful	3,821	5,619	(1,798)
Special Attention	3,690	27,661	(23,971)
Non Performing Loans (1)	8,318	34,676	(26,357)

Normal	4,945,510	14,849,817	(9,904,306)

Total	4,953,829	14,884,494	(9,930,664)

Non Performing Loans / Total	0.16%	0.23%	(0.06)%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	7,692	31,129	(23,437)
Allowance for credit losses	287	13,180	(12,892)
Collateral, guarantees, etc.	7,404	17,949	(10,545)

Coverage ratio (2) / (1)	92.46%	89.77%	2.69%

(3)     Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	807		84		722		100.00%		100.00%
	[1,395	]	[ 84	]	[1,310	]	[100.00	%]	[100.00	%]
Doubtful	3,821		43		3,634		23.50%		96.27%
	[5,619	]	[216	]	[5,060	]	[38.70	%]	[93.90	%]
Special Attention	3,690		159		3,046		24.74%		86.87%
	[27,661	]	[12,879	]	[11,578	]	[80.07	%]	[88.41	%]
Total	8,318		287		7,404		31.47%		92.46%
	[34,676	]	[13,180	]	[17,949	]	[78.79	%]	[89.77	%]

Note:	The upper figures are as of September 30, 2018. The lower figures with brackets are as of March 31, 2018.

(4)     Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	8,318	34,165	(25,846)
Manufacturing	—	22,898	(22,898)
Construction	—	591	(591)
Wholesale and retail	—	100	(100)
Finance and insurance	—	—	—
Real estate	4,332	4,890	(558)
Goods rental and leasing	—	—	—
Services	—	228	(228)
Other industries	—	—	—
Consumer	3,986	5,457	(1,470)
Overseas	—	510	(510)
Financial institutions	—	—	—
Commercial and industrial	—	510	(510)
Other	—	—	—

Total	8,318	34,676	(26,357)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	0	3	(3)
Doubtful	68	83	(15)
Special Attention	123	144	(21)
Non Performing Loans (1)	191	232	(40)

Normal	14,902	15,954	(1,052)

Total	15,093	16,186	(1,093)

Non Performing Loans / Total	1.26%	1.43%	(0.16)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	191	232	(40)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	191	232	(40)

Coverage ratio (2) / (1)	100.00%	100.00%	0.00%
(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	0 [3	]	— [—	]	0 [3	]	——	100.00 [100.00	% %]
Doubtful	68 [83	]	— [—	]	68 [83	]	——	100.00 [100.00	% %]
Special Attention	123 [144	]	— [—	]	123 [144	]	——	100.00 [100.00	% %]
Total	191 [232	]	— [—	]	191 [232	]	——	100.00 [100.00	% %]

Note: The upper figures are as of September 30, 2018. The lower figures with brackets are as of March 31, 2018. (4) Classified by Industry

	(in millions of yen)
	As of September 30, 2018 (A)	As of March 31, 2018 (B)	Increase (Decrease) (A) - (B)
Domestic	191	232	(40)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	175	183	(8)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	16	48	(31)

Total	191	232	(40)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[93.2]		[4.0]	[1.6] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [98.9]	Loans to bankrupt borrowers [24.7]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [338.4]
Potentially Bankrupt Borrowers	[156.2]		[196.9]		69.04%	ii) Doubtful [353.2]

Borrowers Requiring Caution (Special Attention Borrowers)	[197.5]				53.61%	iii) Special Attention [197.5]	Accruing loans contractually past due 3 months or more [11.3]
							Restructured loans [186.1]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [103,703.4]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						649.6	560.7

						Total

						i) + ii) + iii) + iv)
						104,353.1

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018 (A)	As of September 30, 2018 (B)	(B) - (A)
Assets newly categorized during fiscal 2015	500,907	96,342	72,005	64,498	(7,506)
Assets newly categorized during fiscal 2016		156,527	66,294	50,784	(15,510)
Assets newly categorized during fiscal 2017			125,207	44,874	(80,332)
Assets newly categorized during fiscal 2018				125,898

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2018
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	9,313
Reconstructive treatment	5,291
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	78
Write-offs	8,505
Others	111,022
Collection / Repayment	32,668
Upgrade	78,354

Total	134,212	28,197	106,015

Amount in process for disposition	81,461

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018 (A)	As of September 30, 2018 (B)	(B) - (A)
Assets newly categorized during fiscal 2015	18,743	883	718	304	(413)
Assets newly categorized during fiscal 2016		1,872	643	516	(127)
Assets newly categorized during fiscal 2017			1,319	651	(668)
Assets newly categorized during fiscal 2018				840

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2018
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	6
Others	3,239
Collection / Repayment	1,958
Upgrade	1,280

Total	3,245	578	2,666

Amount in process for disposition	895

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	66,928,851	158,130	66,770,721
Manufacturing	9,500,796	(112,550)	9,613,346
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	150,718	11,578	139,140
Construction	667,576	(68,745)	736,321
Utilities	1,900,123	71,240	1,828,883
Communication and information services	1,326,956	(20,864)	1,347,820
Transport and postal activities	2,306,831	91,396	2,215,435
Wholesale and retail	6,387,268	(58,887)	6,446,155
Finance and insurance	9,564,150	1,113,325	8,450,825
Real estate	8,927,789	(58,353)	8,986,142
Goods rental and leasing	2,158,116	66,974	2,091,142
Services	2,694,865	(65,378)	2,760,243
Municipal government	627,658	(78,513)	706,171
Other industries (including loans to the Japanese government)	20,715,999	(733,084)	21,449,083
Overseas offices and loans booked at offshore markets	27,431,790	167,797	27,263,992

Total	94,360,641	325,928	94,034,713

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	16,029,616	(243,457)	16,273,074
Housing loans	15,225,437	(228,505)	15,453,943
Residential purpose	13,276,338	(175,141)	13,451,480
Other	804,178	(14,952)	819,131
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	39,279,973	(948,934)	40,228,907
% to total domestic loans	58.68%	(1.56)%	60.24%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	61,749,429	7,672,291	54,077,138
Manufacturing	9,500,671	1,697,612	7,803,059
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	150,718	13,737	136,981
Construction	667,576	21,359	646,217
Utilities	1,855,123	480,629	1,374,494
Communication and information services	1,320,499	230,733	1,089,766
Transport and postal activities	2,284,024	736,700	1,547,324
Wholesale and retail	6,387,220	743,917	5,643,303
Finance and insurance	7,465,041	1,702,494	5,762,547
Real estate	8,777,897	1,654,612	7,123,285
Goods rental and leasing	2,158,116	811,482	1,346,634
Services	2,660,455	28,544	2,631,911
Municipal government	623,009	(76,543)	699,552
Other industries (including loans to the Japanese government)	17,899,080	(372,985)	18,272,065
Overseas offices and loans booked at offshore markets	27,397,393	2,261,287	25,136,106

Total	89,146,823	9,933,578	79,213,244

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	14,768,279	(193,491)	14,961,771
Housing loans	13,967,441	(178,916)	14,146,358
Residential purpose	12,138,869	(132,542)	12,271,411
Other	800,837	(14,575)	815,413
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	36,977,180	2,926,883	34,050,297
% to total domestic loans	59.88%	(3.08%)	62.96%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	4,810,399	(7,576,427)	12,386,827
Manufacturing	125	(1,810,162)	1,810,287
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	(2,159)	2,159
Construction	—	(90,104)	90,104
Utilities	—	(454,389)	454,389
Communication and information services	6,457	(251,597)	258,054
Transport and postal activities	2,807	(645,304)	648,111
Wholesale and retail	48	(802,804)	802,852
Finance and insurance	2,034,162	(618,452)	2,652,614
Real estate	146,203	(1,712,361)	1,858,564
Goods rental and leasing	—	(744,508)	744,508
Services	34,410	(93,922)	128,332
Municipal government	—	(1,946)	1,946
Other industries (including loans to the Japanese government)	2,586,184	(348,712)	2,934,896
Overseas offices and loans booked at offshore markets	34,396	(2,093,489)	2,127,886

Total	4,844,795	(9,669,917)	14,514,713

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	1,254,579	(49,483)	1,304,063
Housing loans	1,251,264	(49,113)	1,300,378
Residential purpose	1,131,170	(42,194)	1,173,364
Other	3,314	(370)	3,685

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	2,038,268	(3,861,925)	5,900,193
% to total domestic loans	42.37%	(5.26)%	47.63%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Domestic offices (excluding loans booked at offshore markets)	369,022	62,266	306,755
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	45,000	—
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	64,947	29,283	35,664
Real estate	3,689	(604)	4,293
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	4,649	(24)	4,673
Other industries (including loans to the Japanese government)	230,735	(11,387)	242,122
Overseas offices and loans booked at offshore markets	—	—	—

Total	369,022	62,266	306,755

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Total domestic consumer loans	6,756	(482)	7,238
Housing loans	6,730	(475)	7,206
Residential purpose	6,299	(404)	6,703
Other	25	(6)	32

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Outstanding amount	264,525	(13,892)	278,417
% to total domestic loans	71.68%	(19.07)%	90.76%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Americas	10,129,854	1,077,319	9,052,534
United States of America	7,722,722	941,951	6,780,770
Canada	948,706	355,429	593,276
Brazil	554,813	(16,800)	571,614
Mexico	480,936	9,513	471,423
Others	422,674	(212,775)	635,450
Asia/Oceania	11,836,226	274,791	11,561,435
Hong Kong	2,714,495	(198,570)	2,913,065
China	1,506,172	(70,737)	1,576,909
Singapore	1,491,927	133,893	1,358,033
Australia	1,355,257	(77,337)	1,432,595
Indonesia	970,539	103,114	867,425
India	905,400	59,980	845,419
Malaysia	799,947	124,566	675,380
Taiwan	602,659	13,036	589,623
South Korea	523,592	53,011	470,580
New Zealand	318,032	54,182	263,849
Vietnam	214,776	17,026	197,750
Others	433,425	62,623	370,802
EMEA	8,282,601	(56,157)	8,338,759
United Kingdom	2,044,095	(137,764)	2,181,860
Netherlands	965,417	(143,713)	1,109,131
Germany	646,818	190,399	456,418
Saudi Arabia	599,361	30,446	568,914
France	477,220	(10,113)	487,334
Turkey	308,460	18,028	290,431
UAE	286,084	(33,970)	320,055
Qatar	262,895	(20,355)	283,251
Switzerland	230,605	65,722	164,883
Italy	207,440	17,397	190,043
Belgium	200,509	5	200,504
Luxembourg	193,072	(24,757)	217,830
Ireland	192,382	35,380	157,001
South Africa	177,750	7,184	170,566
Poland	120,176	(5,288)	125,464
Russian	114,490	12,910	101,580
Spain	111,804	(35,315)	147,120
Others	1,144,015	(22,352)	1,166,367

Total	30,248,682	1,295,953	28,952,729

Note1:

Mitsubishi UFJ Trust and Banking Corporation(“TB”)’s corporate loan-related businesses were transferred to MUFG Bank(“BK”) on April 16th. Previously, “11. Overseas Loans” have been presented on a [ BK and TB Combined ] basis. From this period, it was changed to present on [ BK Consolidated excl. MUAH, KS ] basis.

In addition, TB’s amount was included in the loan balances as of March 31, 2018.
Note2:	MUAH (MUFG Americas Holdings Corporation) and KS (Bank of Ayudhya Public Company Limited) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
MUAH	8,894,771	85,730	8,809,041
KS	4,145,635	123,166	4,022,469

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	162,578,340	1,778,563	160,799,777
Deposits (average balance)	165,011,459	6,885,486	158,125,973
Loans (ending balance)	93,991,619	263,661	93,727,957
Loans (average balance)	96,008,773	802,303	95,206,469
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	148,848,377	3,355,747	145,492,629
Deposits (average balance)	150,966,305	7,747,863	143,218,442
Loans (ending balance)	89,146,823	9,933,578	79,213,244
Loans (average balance)	90,161,040	9,244,093	80,916,947
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deposits (ending balance)	13,729,963	(1,577,184)	15,307,147
Deposits (average balance)	14,045,154	(862,377)	14,907,531
Loans (ending balance)	4,844,795	(9,669,917)	14,514,713
Loans (average balance)	5,847,732	(8,441,789)	14,289,522

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	76,087,010	784,422	75,302,588
Corporations and others	63,360,200	225,519	63,134,680
Domestic deposits	139,447,211	1,009,941	138,437,269
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	68,619,373	1,006,771	67,612,602
Corporations and others	58,684,217	1,585,983	57,098,234
Domestic deposits	127,303,590	2,592,754	124,710,836
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Individuals	7,467,637	(222,348)	7,689,986
Corporations and others	4,675,982	(1,360,463)	6,036,446
Domestic deposits	12,143,620	(1,582,812)	13,726,432
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deferred tax assets	470.5	(34.0)	504.5
Allowance for credit losses	160.1	(34.9)	195.0
Write-down on investment securities	93.8	(2.2)	96.1
Unrealized losses on Available-for-sale securities	4.8	(0.9)	5.7
Reserve for retirement benefits	96.0	(0.3)	96.4
Reserve for contingent losses	26.7	(18.5)	45.2
Depreciation and Impairment losses	34.1	1.4	32.7
Net deferred losses on hedging instruments	7.2	7.2	—
Other	157.9	9.2	148.6
Valuation allowance	(110.3)	4.9	(115.3)
Deferred tax liabilities	948.1	1.5	946.6
Unrealized gains on Available-for-sale securities	793.7	23.3	770.3
Net deferred gains on hedging instruments	—	(31.8)	31.8
Revaluation gains on securities upon merger	60.2	(0.4)	60.7
Gains on securities contributed to employees’ retirement benefits trust	46.9	—	46.9
Other	47.1	10.5	36.5
Net deferred tax assets	(477.6)	(35.5)	(442.0)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2013	FY2014	FY2015	FY2016	FY2017	Interim FY2018
Net operating profits before provision for general allowance for credit losses	855.9	931.4	888.1	666.9	554.3	273.4
Total credit costs	17.0	(70.7)	(103.4)	(25.4)	56.0	171.4
Income before income taxes	984.7	860.2	884.7	632.2	580.0	510.3
Reconciliation to taxable income	(336.2)	(12.6)	(113.3)	(86.2)	(156.0)	(375.4)
Taxable income	648.5	847.5	771.3	546.0	424.0	134.9

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2018 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2018 (B)
Deferred tax assets	37.3	(18.0)	55.3
Gains on securities related to employees’ retirement benefits trust	27.5	(0.7)	28.2
Write-down on investment securities	9.0	0.2	8.8
Allowance for credit losses	0.6	(10.7)	11.4
Other	37.3	(4.4)	41.8
Valuation allowance	(37.3)	(2.2)	(35.0)
Deferred tax liabilities	297.4	1.2	296.1
Unrealized gains on available-for-sale securities	211.9	(8.2)	220.2
Reserve for retirement benefits	65.9	9.4	56.4
Net deferred gains on hedging instruments	9.4	2.8	6.6
Other	10.0	(2.7)	12.7
Net deferred tax assets	(260.1)	(19.3)	(240.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2013	FY2014	FY2015	FY2016	FY2017	Interim FY2018
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.9	190.4	193.0	181.4	162.1	79.9
Total credit costs	18.0	(0.4)	(0.2)	(22.5)	23.4	2.0
Income before income taxes	184.4	201.4	218.6	156.3	249.7	95.2
Reconciliation to taxable income	(94.3)	(40.4)	(68.1)	1.8	(69.5)	(69.9)
Taxable income	90.1	160.9	150.4	158.1	180.2	25.3

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Assets:
Cash and due from banks	57,089,293	59,323,593
Call loans	1,278,814	184,086
Receivables under resale agreements	244,912	3,252,749
Receivables under securities borrowing transactions	4,490,725	—
Monetary claims bought	3,807,898	4,065,078
Trading assets	4,607,164	4,859,897
Money held in trust	27,072	23,486
Securities	43,375,328	43,194,138
Loans and bills discounted	79,213,244	89,146,823
Foreign exchanges	2,742,011	2,467,913
Other assets	7,109,731	6,552,311
Tangible fixed assets	867,544	870,046
Intangible fixed assets	373,598	387,923
Prepaid pension costs	280,049	290,877
Customers’ liabilities for acceptances and guarantees	7,157,429	7,105,671
Allowance for credit losses	(418,248)	(331,453)

Total assets	212,246,573	221,393,144

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Liabilities:
Deposits	145,492,629	148,848,377
Negotiable certificates of deposit	5,331,764	5,159,839
Call money	382,944	281,631
Payables under repurchase agreements	7,117,130	13,673,880
Payables under securities lending transactions	5,677,815	382,023
Commercial papers	1,401,857	1,594,326
Trading liabilities	2,653,609	3,120,624
Borrowed money	15,791,852	20,417,737
Foreign exchanges	2,306,525	2,829,744
Bonds payable	2,509,716	2,348,113
Other liabilities	5,248,144	4,228,222
Reserve for bonuses	27,460	21,802
Reserve for bonuses to directors	96	47
Reserve for stocks payment	5,296	4,632
Reserve for retirement benefits	8,656	5,991
Reserve for loyalty award credits	1,342	1,539
Reserve for contingent losses	157,215	96,782
Deferred tax liabilities	442,022	477,611
Deferred tax liabilities for land revaluation	112,872	111,634
Acceptances and guarantees	7,157,429	7,105,671

Total liabilities	201,826,382	210,710,233

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,299,706	3,590,586
Revenue reserve	190,044	190,044
Other retained earnings	3,109,661	3,400,542
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,389,032	2,679,913
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,244,239	8,535,120

Net unrealized gains (losses) on available-for-sale securities	1,885,661	1,948,619
Net deferred gains (losses) on hedging instruments	72,994	(15,411)
Land revaluation excess	217,295	214,582

Total valuation and translation adjustments	2,175,951	2,147,790

Total net assets	10,420,190	10,682,910

Total liabilities and net assets	212,246,573	221,393,144

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Ordinary income	1,570,415	1,902,928
Interest income	895,377	1,193,369
Interest on loans and bills discounted	574,564	736,516
Interest and dividends on securities	213,777	303,708
Fees and commissions	303,903	298,639
Trading income	33,895	11,481
Other operating income	184,458	125,183
Other ordinary income	152,780	274,254
Ordinary expenses	1,158,596	1,400,494
Interest expenses	394,247	615,675
Interest on deposits	121,757	192,709
Fees and commissions	84,775	88,553
Trading expenses	579	827
Other operating expenses	32,144	79,787
General and administrative expenses	594,187	585,428
Other ordinary expenses	52,661	30,221

Ordinary profits	411,819	502,433

Extraordinary gains	978	17,528
Extraordinary losses	11,210	9,589

Income before income taxes	401,586	510,372

Income taxes-current	94,380	29,669
Income taxes-deferred	12,941	57,303

Total taxes	107,322	86,972

Net income	294,264	423,400

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Assets:
Cash and due from banks	11,987,067	13,845,772
Call loans	19,432	18,870
Receivables under securities borrowing transactions	115,696	121,444
Monetary claims bought	15	30,641
Trading assets	542,572	575,457
Money held in trust	113,606	105,077
Securities	13,665,278	13,632,099
Loans and bills discounted	14,514,713	4,844,795
Foreign exchanges	93,483	82,174
Other assets	869,371	1,027,864
Tangible fixed assets	140,358	136,461
Intangible fixed assets	65,777	68,932
Prepaid pension costs	304,525	335,016
Customers’ liabilities for acceptances and guarantees	236,964	23,264
Allowance for credit losses	(33,138)	(2,387)

Total assets	42,635,723	34,845,485

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Liabilities:
Deposits	15,307,147	13,729,963
Negotiable certificates of deposit	4,395,644	2,547,819
Call money	1,236,027	17,386
Payables under repurchase agreements	5,081,985	5,233,276
Payables under securities lending transactions	746,767	—
Commercial papers	531,309	680,857
Trading liabilities	73,981	71,036
Borrowed money	3,752,381	1,283,188
Foreign exchanges	42,709	43,014
Bonds payable	725,802	695,525
Due to trust accounts	7,163,530	7,241,100
Other liabilities	726,002	621,614
Reserve for bonuses	4,910	4,212
Reserve for bonuses to directors	62	32
Reserve for stocks payment	3,645	3,578
Reserve for retirement benefits	1,119	713
Reserve for contingent losses	13,218	14,217
Deferred tax liabilities	240,817	260,119
Deferred tax liabilities for land revaluation	4,232	4,232
Acceptances and guarantees	236,964	23,264

Total liabilities	40,288,258	32,475,152

Net assets:
Capital stock	324,279	324,279
Capital surplus	425,265	455,970
Capital reserve	250,619	250,619
Other capital surplus	174,646	205,351
Retained earnings	1,066,508	1,087,062
Revenue reserve	73,714	73,714
Other retained earnings	992,794	1,013,348
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	853,589	874,143

Total shareholders’ equity	1,816,053	1,867,311

Net unrealized gains (losses) on available-for-sale securities	516,851	483,509
Net deferred gains (losses) on hedging instruments	15,150	20,102
Land revaluation excess	(589)	(590)

Total valuation and translation adjustments	531,412	503,021

Total net assets	2,347,465	2,370,333

Total liabilities and net assets	42,635,723	34,845,485

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2017	For the six months ended September 30, 2018
Ordinary income	365,558	352,152
Trust fees	45,789	49,912
Interest income	178,472	210,171
Interest on loans and bills discounted	57,879	31,463
Interest and dividends on securities	107,868	140,838
Fees and commissions	70,956	57,702
Trading income	10,422	60
Other operating income	16,043	17,757
Other ordinary income	43,873	16,548
Ordinary expenses	243,875	271,062
Interest expenses	87,233	128,786
Interest on deposits	15,683	17,893
Fees and commissions	17,733	16,276
Trading expenses	54	836
Other operating expenses	13,002	18,285
General and administrative expenses	105,152	97,110
Other ordinary expenses	20,699	9,767

Ordinary profits	121,682	81,089

Extraordinary gains	53,250	19,947
Extraordinary losses	4,225	5,744

Income before income taxes	170,707	95,292

Income taxes-current	42,173	6,100
Income taxes-deferred	2,437	18,112

Total taxes	44,611	24,213

Net income	126,096	71,079

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Assets:
Loans and bills discounted	306,755	369,022
Securities	53,976,806	52,867,055
Beneficiary rights to the trust	72,399,465	76,384,704
Securities held in custody accounts	3,121,503	3,538,749
Monetary claims	16,876,864	17,399,589
Tangible fixed assets	13,544,869	13,954,166
Intangible fixed assets	130,851	133,838
Other claims	3,645,903	2,564,772
Call loans	384,210	1,064,277
Due from banking account	9,626,979	9,336,098
Cash and due from banks	6,671,875	5,902,610

Total	180,686,086	183,514,884

Liabilities:
Money trusts	25,052,352	23,986,337
Pension trusts	11,946,499	11,463,653
Property formation benefit trusts	7,608	7,296
Investment trusts	77,208,657	81,243,085
Money entrusted other than money trusts	3,718,032	3,830,809
Securities trusts	5,200,280	4,862,190
Monetary claim trusts	15,977,728	16,463,341
Equipment trusts	72,741	79,479
Land and fixtures trusts	43,894	43,839
Composite trusts	41,458,291	41,534,849

Total	180,686,086	183,514,884

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,505 millions of yen as of March 31, 2018 and 1,504 millions of yen as of September 30, 2018.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Assets:
Loans and bills discounted	16,186	15,093
Securities	80,292	62,966
Other	7,008,991	7,074,209

Total	7,105,470	7,152,269

Liabilities:
Principal	7,105,161	7,141,348
Allowance for bad debts	48	45
Other	260	10,875

Total	7,105,470	7,152,269

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2018	As of September 30, 2018
Total funds	56,709,252	51,735,070

Deposits	15,307,147	13,729,963
Negotiable certificates of deposit	4,395,644	2,547,819
Money trusts	25,052,352	23,986,337
Pension trusts	11,946,499	11,463,653
Property formation benefit trusts	7,608	7,296

Loans and bills discounted	14,821,468	5,213,818

Banking account	14,514,713	4,844,795
Trust account	306,755	369,022

Investment securities	67,642,084	66,499,154

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.